SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                        Commission File Number 000-49972

                           NOTIFICATION OF LATE FILING

|_| Form 10-K        |_| Form 11-K         |_| Form 20-F        |X| Form 10-Q
|_| Form N-SAR

         For Period Ended: April 30, 2006

|_| Transition Report on Form 10-K         |_| Transition Report on Form 10-Q
|_| Transition Report on Form 20-F         |_| Transition Report on Form N-SAR

        For the Transition Period Ended: ______________________________________

        Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

        If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:_________________________
________________________________________________________________________________

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant                   In Veritas Medical Diagnostics, Inc.
Former name if applicable                 In Vivo Medical Diagnostics, Inc.
Address of principal executive office     The Greenhouse, Beechwood Business
                                          Park North
City, state and zip code                  Inverness, Scotland IV2 3BL


                                     PART II
                             RULE 12b-25 (b) AND (c)

        If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)

    |   (a)     The reasons  described in reasonable  detail in Part III of this
    |           form  could not be  eliminated  without  unreasonable  effort or
    |           expense;
    |   (b)     The subject annual report, semi-annual report, transition report
    |           on Form 10-K,  20-F,  11-K or Form 10-Q, or portion thereof will
|X| |           be filed  on or  before  the 15th  calendar  day  following  the
    |           prescribed  due  date;  or  the  subject   quarterly  report  or
    |           transition report on Form 10-Q, or portion thereof will be filed
    |           on or before the fifth calendar day following the prescribed due
    |           date; and
    |   (c)     The  accountant's  statement or other  exhibit  required by Rule
    |           12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

        State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

        The registrant is in the process of preparing and reviewing the financial information of the Company on a consolidated basis. The process of compiling and disseminating the information required to be included in the Form 10-QSB for the relevant fiscal quarter, as well as the completion of the required review of the Company's financial information on a consolidated basis, could not be completed without incurring undue hardship and expense. The registrant undertakes the responsibility to file such quarterly report no later than five days after its original due date.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

   John Fuller                        (011 44)               1463-667-347
     (Name)                          (Area Code)          (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                 |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                 |X| Yes |_| No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

        For the quarter ended April 30, 2005, the registrant had revenues of $351,202 and a net loss of $387,990. For the quarter ended April 30, 2006, the registrant had revenues of approximately $311,019 and a net loss of approximately $306,062. Results for the quarter ended April 30, 2006 remain subject to further adjustment and actual results may vary significantly from the foregoing estimates. The decrease in revenues is due to the fact that the Company is in the development stage and its revenues consist primarily of proceeds from development contracts and government grants, both of which are volatile in nature and may vary considerably between three month periods. The decrease in net loss is due to (a) one time legal and other professional costs associated with finance raising activities during the second and third quarters of our 2005 fiscal year and (b) a general tightening of the company's overhead costs, both of which are partially offset by lower revenues and larger interest and debt arrangement cost in 2006.

                      In Veritas Medical Diagnostics, Inc.
                   Name of Registrant as Specified in Charter.

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 15, 2006                           By: /s/ John Fuller
                                                  ---------------
                                                  Name: John Fuller
                                                  Title: Chief Executive Officer